		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended
	Ended September 30
	2008	2007

Earnings before income from equity investees	$ 44,410	$ 49,313

Add back:
Fixed charges	$ 122,723	$ 113,369
Amortization of previously capitalized interest	3,430	3,225
Distributed income of Unconsolidated Joint Ventures	29,014	28,700

Deduct:
Capitalized interest	(7,483)	(11,896)
Preferred distributions	(1,845)	(1,845)

Earnings available for fixed charges and preferred dividends	$ 190,249	$ 180,866

Fixed charges:
Interest expense	$ 108,993	$ 95,512
Capitalized interest	7,483	11,896
Interest portion of rent expense	4,402	4,116
Preferred distributions	1,845	1,845
Total fixed charges	$ 122,723	$ 113,369

Preferred dividends	10,975	10,975

Total fixed charges and preferred dividends	$ 133,698	$ 124,344

Ratio of earnings to fixed charges and preferred dividends	1.4	1.5